Exhibit 4

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) dated as of August 7, 2026, is by and among J.B.D Innovation Ltd. (“JBD”) and Victor Tshuva & Co. - Law Offices (“Victor Tshuva & Co.”; and together with JBD, the “Shareholders”), on the one hand, and Wearable Devices Ltd. (the “Company”), on the other hand.

WHEREAS, (a) JBD beneficially owns (pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) 315,361 ordinary shares, no par value per share, of the Company (the “Ordinary Shares”), which represent approximately 14.4% of the issued and outstanding Ordinary Shares as of the date of this Agreement; and (b) Victor Tshuva & Co. beneficially owns (pursuant to Rule 13d-3 promulgated under the Exchange Act) 66,000 Ordinary Shares, which represent approximately 3.0% of the issued and outstanding Ordinary Shares as of the date of this Agreement (collectively, the “Shareholder Shares”), which collectively represent approximately 17.4% of the issued and outstanding Ordinary Shares as of the date of this Agreement; and

WHEREAS, on July 27, 2026, the Shareholders delivered to the Company a demand letter (the “Demand Letter”) demanding that the Company convene a special general meeting of shareholders (the “SGM”) to consider, among other matters, the removal of certain directors and the election of director nominees designated by the Shareholders; and

WHEREAS, on August 2, 2026, the Shareholders commenced proceedings in the Economic Department of the District Court of Haifa, Israel (the “Court”) seeking injunctive relief in connection with a proposed private placement by the Company announced on July 31, 2026 (the “Private Placement”), and on August 2, 2026, the Court issued a temporary injunction in connection therewith (the “Court Proceedings”); and

WHEREAS, the Company and the Shareholders have determined to come to an agreement with respect to the composition of the Company’s Board of Directors (the “Board”) and certain other matters in order to resolve the matters raised in the Demand Letter and the Court Proceedings, as set forth herein; and

WHEREAS, without limiting the parties’ respective claims and defenses as set forth in the pleadings filed on their behalf, and without any admission by either party of any allegation, liability, or responsibility to the other, the parties desire to fully, finally, and conclusively settle and resolve all disputes, allegations, demands, and claims arising out of or relating to the matters that are the subject of the Demand Letter and Court Proceedings.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Board Matters.

(a) Director Resignations. Effective as of three (3) business days following the Effective Date (as such term is defined below), the Company shall provide the Shareholders with true copies of resignation letters, effective as of such date, signed by each of Ms. Lurie and Mr. Wagner (the “Departing Directors”), thereby resigning from the Board, from all committees thereof and from all positions with the Company and any of its subsidiaries.

(b) New Director Appointments. Effective as of three (3) business days following the Effective Date, the Company, the Board members, and all applicable committees thereof shall take such actions as are necessary in accordance with the Company’s Amended and Restated Articles of Association (the “Articles”) to appoint the following persons (the “New Directors”) to serve as members of the Board effective as of such date: (i) Mr. Avichay Vardi, who shall be appointed as a Class I Director; (ii) Mr. Oz Adler, who shall be appointed as a Class I Director; (iii) Mr. Gabriel Kabazo, who shall be appointed as a Class III Director; and (iv) Ms. Hila Karon Revach, who shall be appointed as a Class II Director.1 Following the appointment of the New Directors and the resignation of the Departing Directors, the Board shall consist of seven (7) members.

(c) Based on the questionnaires and declarations provided by the New Directors, the Company has determined that each New Director qualifies (i) as an “independent director” pursuant to Listing Rule 5605 of The Nasdaq Stock Market LLC (“Nasdaq”) with respect to director independence, and (ii) to serve as a director of a public company under applicable U.S. and Israeli law.

(d) The Company agrees that each New Director shall have the same rights and benefits (including with respect to compensation, indemnification, exculpation and directors’ and officers’ liability insurance coverage) as all other non-employee members of the Board, except where granting such rights requires shareholder approval under the Israeli Companies Law, 1999 and the rules and regulations promulgated thereunder (the “Companies Law”).

(e) Withdrawal of Demand Letter. Immediately following the occurrence of the events set forth in Section 1(a) and 1(b) above, the Shareholders (i) hereby irrevocably withdraw the Demand Letter and any related materials, demands or notices submitted to the Company in connection therewith, and (ii) shall immediately cease all efforts, direct or indirect, in furtherance of the demand to convene the SGM and any related solicitation.

2. Dismissal of the Proceeding and Settlement of Claims.

(a) The parties agree that the Court Proceedings shall be dismissed, with no order as to costs. The date of such dismissal shall be referred to as the “Effective Date”.

(b) Simultaneously with the execution of this Agreement, the parties shall file with the Court a joint notice and motion for termination of the Court Proceedings and for this Agreement to be given the force and effect of a judgment, in the form attached hereto as Exhibit A.

(c) The parties represent and agree that they shall not enforce, directly or indirectly, any guarantee, security, or interim relief provided in the Court Proceedings or in connection therewith, and that neither party shall have any claim for any damage allegedly caused as a result of the issuance of the temporary order and/or the filing of the Court Proceedings.

(d) The parties shall act jointly and cooperate in good faith and in a reasonable manner and shall take all steps necessary to return all original guarantees to the party that provided them and/or to procure their full and immediate cancellation vis-à-vis the issuing entity.

2A. Additional Undertakings.

(a) The Shareholders, during the period commencing on the date hereof and ending on the second (2nd) anniversary hereof, shall not, and shall cause their respective Affiliates and representatives not to, commence, encourage, assist or voluntarily participate in any lawsuit, action, claim, arbitration, regulatory action or other proceeding against the Company or any of its current or former directors, officers, employees, agents or representatives based upon or relating to any act, omission, event or circumstance occurring prior to the Effective Date, including matters released under Section 9 hereof, other than an action to enforce this Agreement.

[1]	Classes of Directors shall be filled in after the identity of the resigning directors is known.

(b) During the period commencing on the date hereof and ending on the second (2nd) anniversary hereof, each Shareholder agrees to, and shall cause its Affiliates (defined, with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person) to, refrain from taking any direct or indirect action to knowingly hinder, interfere with, change or influence the Company’s or any of its subsidiaries’ corporate governance, operations, management or board composition, except in each case as expressly permitted by this Agreement, with the prior written consent of the Company or in connection with voting its shares at General Meetings of Shareholders of the Company.

3. Representations.

(a) JBD represents and warrants to the Company as follows: (a) JBD is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by JBD, constitutes a valid and binding obligation agreement of JBD and is enforceable against JBD in accordance with its terms; (c) JBD, together with its Affiliates, beneficially owns, directly or indirectly, an aggregate of 315,361 Ordinary Shares and such Ordinary Shares constitute all of the Ordinary Shares beneficially owned by JBD or its Affiliates or in which JBD or its Affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; and (d) that neither it nor any of its Affiliates has paid or will pay any compensation to any of the New Directors in connection with such person’s service on the Board or any committee thereof.

(b) Victor Tshuva & Co. represents and warrants to the Company as follows: (a) Victor Tshuva & Co. is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by Victor Tshuva & Co. and constitutes a valid and binding obligation of Victor Tshuva & Co. and is enforceable against Victor Tshuva & Co. in accordance with its terms; (c) Victor Tshuva & Co. beneficially owns, directly or indirectly, an aggregate of 66,000 Ordinary Shares and such Ordinary Shares constitute all of the Ordinary Shares beneficially owned by Victor Tshuva & Co. or its Affiliates or in which Victor Tshuva & Co. or its Affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; and (d) that neither it nor any of its Affiliates has paid or will pay any compensation to any of the New Directors in connection with such person’s service on the Board or any committee thereof.

(c) The Company represents and warrants to the Shareholders as follows: (a) the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms; and (c) the Board has unanimously approved this Agreement, including the appointment of the New Directors to the Board and the resignations of the Departing Directors.

4. Public Announcement.

(a) The Shareholders and the Company shall announce this Agreement by means of a joint press release in the form mutually agreed by the parties (the “Press Release”), attached hereto as Exhibit B, as soon as practicable following the execution and delivery of this Agreement, but in no event later than two (2) business days following the date hereof.

(b) The parties shall mutually agree to a summary description of this Agreement which shall be used to describe this Agreement in the Company’s Form 6-K and the Shareholders’ amendment to their existing Schedule 13D (which shall be filed following or concurrently with the Press Release). The Company acknowledges that the Shareholders are required to file such amendment to Schedule 13D no later than two (2) business days after the date hereof. The Company shall provide the Shareholders with a reasonable opportunity to review and comment upon the Form 6-K prior to filing, and shall consider in good faith any changes proposed by the Shareholders. None of the parties hereto, or their Affiliates, shall make any public statement regarding the subject matter of this Agreement prior to the issuance of the mutually agreed-upon Press Release.

5. Mutual Non-Disparagement. Each of the parties covenants and agrees that neither it nor any of its respective subsidiaries, controlled Affiliates, officers, or directors shall in any way, publicly criticize, disparage, call into disrepute, or otherwise defame or slander the Company, the Shareholders, the Departing Directors, the New Directors, or any of the foregoing parties’ respective subsidiaries, Affiliates, successors, assigns, officers (including any current officer of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees or shareholders, in any manner that would reasonably be expected to damage the business or reputation of such party. The restrictions in this Section 5 shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from which information is sought, in each case solely to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder. The limitations set forth in this Section 5 shall not prevent any party from responding to any public statement made by another party of the nature described in this Section 5 if such statement by the other party was made in breach of this Agreement.

6. Miscellaneous. The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions of this Agreement exclusively in the competent court in the District of Tel Aviv, Israel. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the competent court in the District of Tel Aviv, Israel in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than such competent court in the District of Tel Aviv, Israel, and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address set forth in Section 11 hereof or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF ISRAEL APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

7. Entire Agreement. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

8. Release. (a) As of the Effective Date, each of the Shareholders, severally, on behalf of itself and each of its respective Affiliates and representatives, hereby irrevocably, unconditionally and forever releases, acquits and discharges the Company and its Affiliates, and each of their respective current and former officers, directors, employees, agents and representatives, and each of the Departing Directors, from any and all claims, demands, causes of action, suits, liabilities, losses, damages, costs and expenses of every kind or nature, arising at any time prior to and including the Effective Date, in connection with or relating to the Demand Letter, the SGM, the Court Proceedings, the Private Placement, this Agreement and any matter relating or ancillary thereto, including any and all claims in connection with each such Departing Director’s service as a director of the Company. (b) As of the Effective Date, the Company hereby irrevocably and unconditionally releases, acquits and forever discharges the Shareholders, and each of their respective Affiliates, officers, directors, employees, agents and representatives, from any and all claims, demands, causes of action, suits, liabilities, losses, damages, costs and expenses of every kind or nature, arising at any time prior to and including the Effective Date in connection with the Demand Letter, the Court Proceedings, this Agreement and any matter relating or ancillary thereto. This release is final to the fullest extent permitted by law; each party expressly waives any and all rights under any applicable law that would otherwise limit this release. For the avoidance of doubt, the foregoing shall not include any rights or claims to enforce this Agreement. It is clarified that the release set forth herein shall not preclude the parties from bringing any claim against any person for any fraud, malicious actions or willful misconduct.

9. Amendment. This Agreement may be amended only by an agreement in writing executed by the parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

10. Termination. This Agreement shall remain in full force and effect until the earlier of (a) the mutual written agreement of the parties to terminate this Agreement, or (b) the material breach by a party of any of its obligations hereunder that remains uncured for thirty (30) days following written notice thereof by the non-breaching party; provided that the provisions of Sections 5, 6, 7 and 8 shall survive such termination; further provided, that any party to this Agreement may bring an action following such termination alleging a material breach of this Agreement occurring prior to such termination.

11. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Wearable Devices Ltd.
5 Ha-Tnufa Street
Yokne’am Illit 2066736, Israel
Attention: Chief Executive Officer

With a copy (which shall not constitute notice) to:

Sullivan & Worcester Tel Aviv.

28 HaArba’a Street, Northern Tower, 14th Floor

Tel-Aviv 6473925, Israel

Attention: Oded Har Even

if to JBD:

J.B.D Innovation Ltd.
5 Ha’Rav Levin Street
Ramat Gan 5226039, Israel
Attention: Nissim Daniel

if to Victor Tshuva & Co.:

Victor Tshuva & Co. – Law Offices

40 Toval Street, Spair Tower, 6th Floor
Ramat Gan 52522474, Israel

Attention: Victor Tshuva

In both cases, with a copy (which shall not constitute notice) to:

Gornitzky & Co.

20 Haharash Street

Tel-Aviv 6761310, Israel

Attention: Shy Baranov & Ofer Fleischer

12. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

13. Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by email transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

14. No Third Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the parties hereto and the Departing Directors (solely with respect to Section 8 hereof) and is not binding upon or enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Except with respect to the Departing Directors as provided herein, nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

15. Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “date hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to the events of drafting or preparation.

16. Shareholders Independence. Notwithstanding any other provision of this Agreement (a) other than as set forth in the Schedule 13D filings of the Shareholders, each of JBD and Victor Tshuva & Co. acts independently and not as a partner, joint venturer, or agent of any other Shareholder. The obligations of each Shareholder under this Agreement are several and not joint, and each Shareholder shall be responsible only for its own obligations, acts, and omissions hereunder. (b) No Shareholder shall be liable for the breach, default, or non-performance of any other Shareholder under this Agreement. The failure of any Shareholder to perform any of its obligations hereunder, or any breach by any Shareholder of its obligations hereunder, shall not affect, impair, or discharge the obligations of any other Shareholder, and the remaining Shareholders shall continue to be bound by all of their respective obligations under this Agreement. (c) No Shareholder shall have any right or authority to act for, bind, or otherwise create or assume any obligation or responsibility on behalf of any other Shareholder, whether express or implied.

[SIGNATURES PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

SHAREHOLDERS:

J.B.D Innovation Ltd.

By:	/s/ Nissim Daniel
Name:	Nissim Daniel
Title:	Chief Executive Officer

Victor Tshuva & Co. – Law Offices

By:	/s/ Victor Tshuva, Advocate
Name:	Victor Tshuva, Advocate
Title:	Owner

COMPANY:

Wearable Devices Ltd.

By:	/s/ Asher Dahan
Name:	Asher Dahan
Title:	CEO